Exhibit 99.2

Pyxis Tankers Inc. Announces Financial Results for the Three Months and Year Ended December 31, 2019

Maroussi, Greece, March 20, 2020 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”) a growth-oriented pure play product tanker company, today announced unaudited results for the three months and year ended December 31, 2019.

Summary

For the three months ended December 31, 2019, our Revenues, net were $7.3 million and our time charter equivalent revenues increased by $1.8 million, or 39.5%, to $6.2 million compared to the same period in 2018. For the quarter ended December 31, 2019, our net loss was $3.6 million, or a loss per share (basic and diluted) of $0.17, which was primarily due to a non-cash loss of $2.8 million (or $0.13/share) on the sale of our oldest vessel, the Pyxis Delta, that was recognized during the period. Our Adjusted EBITDA was $1.9 million, an increase of $1.7 million over the comparable 2018 quarter. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“Our operating results for the three months ended December 31, 2019 reflected a better overall market compared to the same period in 2018. During the fourth quarter, 2019 charter rates for medium range tankers (“MRs”) continued to improve primarily as a result of seasonal demand and strong market fundamentals. We operated all of our MR’s on staggered time charters in order to obtain predictable cash flow, especially in light of the various uncertainties surrounding the impact of new 2020 IMO fuel regulations. In addition to normal seasonal demand for heating oil in the Northern Hemisphere, the improving rate environment was also a result of incremental cargoes for marine gasoil and new compliant low-sulphur fuel blends as well as a dramatically stronger crude tanker market which caused a number of larger product tankers to trade dirty cargoes thereby reducing available capacity to transport clean petroleum products, such as, diesel or jet fuel. We took advantage of this positive environment to sell the Pyxis Delta, our 2006 built non-eco tanker in order to achieve some of our strategic, operating and financial goals. The net proceeds were applied to de-lever our balance sheet, improve liquidity and better position us for growth. Further, we avoided operating this older, higher consuming vessel, which would be less competitive moving forward, and incurring the costs of a major upcoming special survey, which would have included the installation of the vessel’s ballast water treatment system.

Since early January 2020, the chartering environment has been very volatile. But, the overall impact of Covid-19 on the MR product tanker market has been limited so far. Initially, the spot market collapsed in the South East Asia region due to the dramatic decline in demand, the extended Lunar holidays in China and the ripple economic effects of the virus. However, spot rates have rebounded over the last couple of weeks. The Atlantic Basin spot market has held-up reasonably well despite a warm winter and the delayed arrival of Covid-19 in the Western Hemisphere, the impact of which is still to be determined. The period market has softened, which is usual for this time of the year, as refinery turn-arounds start to occur as well as fears of lower demand. Since the beginning of the year, the one-year time charter rate has declined by about $1,300/day for an Eco-MR to approximately $17,200/day.

Clearly, we are concerned about the health and welfare of all affected by the virus and we are hopeful that this will be a short-lived disruption. We continue to believe in a longer term, sustainable period of attractive charter rates as a result of improving product tanker fundamentals, such as, a relatively low newbuild orderbook for MRs combined with rebounding growth in consumption and increasing export-oriented petroleum refinery cargoes. In the short-term, silver-linings include lower bunker costs, tighter price spreads between high and low sulphur fuel oil, evolving arbitrage trading opportunities and lower net supply growth, primarily associated with delays in newbuild deliveries and drydockings, including scrubber installations. In this respect, we feel our mixed chartering strategy, modern eco fleet and stable operating cost structure will be beneficial during these uncertain times.”

1

Results for the three months ended December 31, 2018 and 2019

For the three months ended December 31, 2019, we reported a net loss of $3.6 million, or a loss per share of $0.17 (basic and diluted), compared to a net loss of $3.4 million, or a loss per share of $0.16 (basic and diluted) for the same period in 2018. For the three months ended December 31, 2019, our Revenues, net were $7.3 million, a decrease of $0.2 million, or 2.9%, from $7.5 million in the comparable period of 2018. For the three months ended December 31, 2019, our time charter equivalent revenues of $6.2 million represented an increase of $1.8 million from $4.4 million in the three months ended December 31, 2018. The increase in time charter equivalent revenues was mainly attributable to lower spot chartering activity, which resulted in a significant decrease of $2.0 million in voyage related costs and commissions for the three months ended December 31, 2019. However, this decrease was offset by the loss on vessel held-for-sale of $2.8 million, or $0.13 loss per share (basic and diluted), representing the expected non-cash loss from sale of Pyxis Delta that closed in January 2020. Our Adjusted EBITDA was $1.9 million for the three-month period ended December 31, 2019, representing an increase of $1.7 million from $0.2 million for the same period in 2018.

Results for the years ended December 31, 2018 and 2019

For the year ended December 31, 2019, we reported a net loss of $8.3 million, or $0.39 basic and diluted loss per share, which represents an increase in the net loss of $0.1 million compared to the same period in 2018. Our Revenues, net in 2019 totalled $27.8 million compared to $28.5 million in 2018, while our time charter equivalent revenues of $22.6 million in 2019 represented an increase of $6.0 million from $16.6 million in the prior year. The increase in time charter equivalent revenues was attributable to a decrease of $6.7 million in voyage related costs and commissions as a result of lower spot chartering activity as well as an improvement in the period market. Operating results in 2019 were reduced by the loss on vessel held-for-sale of $2.8 million and in 2018 by a vessel impairment charge of $2.3 million. Interest and finance costs increased by $1.3 million in 2019 and a gain on debt extinguishment of $4.3 million recognized in 2018 resulted in comparable net losses for both years ended December 31, 2018 and 2019 of $8.2 and $8.3 million, respectively.

Our 2019 Adjusted EBITDA was $5.8 million, representing an increase of $5.9 million from negative $0.1 million for the same period in 2018.

	Three Months ended December 31,		Year ended December 31,
	2018	2019	2018	2019
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	7,475	7,260	28,457	27,753
Voyage related costs and commissions	(3,034)	(1,063)	(11,817)	(5,122)
Time charter equivalent revenues*	4,441	6,197	16,640	22,631

Total operating days	461	501	1,816	1,925

Daily time charter equivalent rate*	9,634	12,371	9,163	11,756

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended December 31, 2018 and 2019 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $7.3 million for the three months ended December 31, 2019, represented a decrease of $0.2 million, or 2.9%, from $7.5 million in the comparable period of 2018.

2

Voyage related costs and commissions: Voyage related costs and commissions of $1.1 million for the three months ended December 31, 2019, represented a decrease of $2.0 million, or 65.0%, from $3.0 million compared to the same period in 2018. The decrease was primarily attributed to lower spot chartering activity, which incurs voyage costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.3 million for the three months ended December 31, 2019, represented an increase of less than $0.1 million, or 2.8%, compared to the same period in 2018.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended December 31, 2019 remained flat compared to the same period in 2018.

Management fees: For the three months ended December 31, 2019, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), a company related to Mr. Valentios Valentis, our chairman and chief executive officer, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, were $0.4 million in aggregate and remained stable compared to the three-month period ended December 31, 2018.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the three-month period ended December 31, 2019, represented an increase of 15.6%, compared to the same period in 2018 due to the Pyxis Malou’s 10th year second special survey which was performed during the first quarter of 2019.

Depreciation: Depreciation of $1.2 million for the three months ended December 31, 2019, represented a decrease of less than $0.2 million or 10.6% compared to the same period in 2018 which is due largely to the impairment charge on Northsea Alpha and Northsea Beta that was recorded in 2018 which reduced the depreciable book value of the vessels, as well as the vessel held-for-sale, which means less depreciable days from the date of classification.

Vessel impairment charge: No vessel impairment charge was recorded for the three months ended December 31, 2019 compared to a vessel impairment charge of $0.7 million (non-cash) that was recorded for the comparable period of 2018 related to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their fair values.

Loss on vessel held-for-sale: During the three-month period ended December 31, 2019, we recorded a loss on vessel held-for-sale of $2.8 million (non-cash) representing the expected loss from the sale of Pyxis Delta that closed in January 2020. No such loss was recorded for the same period in 2018.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended December 31, 2019 of $1.4 million, was similar to $1.5 million in the comparable period of 2018. During the 2019 period the overall weighted average interest rate increased to 8.1% from 7.9% in the comparable period in 2018.

Management’s Discussion and Analysis of Financial Results for the Years ended December 31, 2018 and 2019 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $27.8 million for the year ended December 31, 2019, represented a decrease of $0.7 million, or 2.5%, from $28.5 million in the comparable period of 2018. During the year ended December 31, 2019, we owned six vessels, which was the same number of vessels as in the prior year, and we had a similar number of available days for revenue generation. The decrease in our Revenues, net was attributable mainly to the revenue mix (spot and time charter) during the years under review. During 2018, our MR tankers operated in both spot and period markets, whereas in 2019 they operated almost entirely in the period market. Our handysize tankers operated solely in the spot market during both years. The decrease in our Revenues, net was also driven by lower utilization of the small tankers due to a greater number of idle days between their voyage charter employments and hence less operating days.

3

Voyage related costs and commissions: Voyage related costs and commissions of $5.1 million for the year ended December 31, 2019, represented a decrease of $6.7 million, or 56.7%, from $11.8 million in the comparable period in 2018. The decrease was primarily attributed to less spot chartering activity of our MR’s.

Vessel operating expenses: Vessel operating expenses of $12.8 million for the year ended December 31, 2019, represented a slight increase of less than $0.1 million or 0.7% versus the comparable period of 2018.

General and administrative expenses: General and administrative expenses of $2.4 million for the year ended December 31, 2019, was flat compared to the same period in 2018.

Management fees: For the year ended December 31, 2019, management fees payable to Maritime and ITM of $1.7 million in the aggregate, remained stable compared to 2018.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2019, represented an increase of $0.1 million, or 80.5% compared to the same period in 2018 due to Pyxis Malou’s 10th year second special survey which was performed during the first quarter of 2019.

Depreciation: Depreciation of $5.3 million for the year ended December 31, 2019, represented a decrease of $0.2 million or 3.3% compared to the same period in 2018 mainly due to the impairment charge on Northsea Alpha and Northsea Beta that was recorded in 2018, which reduced the depreciable book value of the vessels, as well as the vessel held-for-sale, which means less depreciable days from the date of classification.

Vessel impairment charge: No vessel impairment charge was recorded for the year ended December 31, 2019. A vessel impairment charge of $2.3 million (non-cash) was recorded for the year ended December 31, 2018, which was related to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their fair values.

Loss on vessel held-for-sale: A loss on vessel held-for-sale in the amount of $2.8 million was recognised for the year ended December 31, 2019, represented the expected loss from the sale of the Pyxis Delta which closed in January 2020. There was no such loss recorded for the same period in 2018.

Gain from debt extinguishment: No gain from debt extinguishment was recorded in 2019, compared to a gain from debt extinguishment of $4.3 million for the year ended December 31, 2018, relating to the refinancing of the existing indebtedness of Secondone Corporation Ltd., Thirdone Corporation Ltd. and Fourthone Corporation Ltd. for Northsea Alpha, Northsea Beta and Pyxis Malou with a new 5-year secured term loan that was finalized in the first quarter of 2018. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in 2018.

Interest and finance costs, net: Interest and finance costs, net, of $5.8 million for the year ended December 31, 2019, represented an increase of $1.3 million, or 28.6%, from $4.5 million in the comparable period of 2018. The increase was attributable to higher LIBOR rates paid on floating rate bank debt compared to the comparable period in 2018 and the refinancing of the loans on four of our vessels at higher interest margins. The overall weighted average interest rate increased to 8.2% in 2019 from 6.0% in the comparable period in 2018.

4

Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2019

Revenues, net	$7,475	$7,260

Expenses:
Voyage related costs and commissions	(3,034)	(1,063)
Vessel operating expenses	(3,201)	(3,291)
General and administrative expenses	(611)	(629)
Management fees, related parties	(182)	(182)
Management fees, other	(233)	(233)
Amortization of special survey costs	(45)	(52)
Depreciation	(1,381)	(1,234)
Vessel impairment charge	(739)	-
Loss on vessel held-for-sale	-	(2,756)
Operating loss	(1,951)	(2,180)

Other expenses:
Loss from financial derivative instrument	(31)	-
Interest and finance costs, net	(1,458)	(1,401)
Total other expenses, net	(1,489)	(1,401)

Net loss	$(3,440)	$(3,581)

Loss per common share, basic and diluted	$(0.16)	$(0.17)

Weighted average number of common shares, basic and diluted	20,942,599	21,353,309

5

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year Ended	Year Ended
	December 31, 2018	December 31, 2019
		(unaudited)

Revenues, net	$28,457	$27,753

Expenses:
Voyage related costs and commissions	(11,817)	(5,122)
Vessel operating expenses	(12,669)	(12,756)
General and administrative expenses	(2,404)	(2,407)
Management fees, related parties	(720)	(724)
Management fees, other	(930)	(930)
Amortization of special survey costs	(133)	(240)
Depreciation	(5,500)	(5,320)
Vessel impairment charge	(2,282)	-
Loss on vessel held-for-sale	-	(2,756)
Bad debt provisions	(13)	(26)
Operating loss	(8,011)	(2,528)

Other income / (expenses):
Gain from debt extinguishment	4,306	-
Loss from financial derivative instrument	(19)	(27)
Interest and finance costs, net	(4,490)	(5,775)
Total other expenses, net	(203)	(5,802)

Net loss	$(8,214)	$(8,330)

Loss per common share, basic and diluted	$(0.39)	$(0.39)

Weighted average number of common shares, basic and diluted	20,894,202	21,161,164

6

Consolidated Balance Sheets

As of December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2018	December 31, 2019
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$545	$1,441
Restricted cash, current portion	255	535
Inventories	807	501
Trade accounts receivable, net	2,585	1,243
Vessel held-for-sale	-	13,190
Prepayments and other assets	115	325
Total current assets	4,307	17,235

FIXED ASSETS, NET:
Vessels, net	107,992	87,507
Total fixed assets, net	107,992	87,507

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	3,404	3,200
Financial derivative instrument	28	1
Deferred charges, net	740	779
Prepayments and other assets	146	47
Total other non-current assets	4,318	4,027
Total assets	$116,617	$108,769

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$4,333	$8,984
Trade accounts payable	4,746	4,538
Due to related parties	3,402	6,849
Hire collected in advance	422	1,415
Accrued and other liabilities	642	750
Total current liabilities	13,545	22,536

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	58,129	49,233
Promissory note	5,000	5,000
Total non-current liabilities	63,129	54,233

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,060,190 and 21,370,280 shares issued and outstanding as at December 31, 2018 and 2019 respectively)	21	21
Additional paid-in capital	74,767	75,154
Accumulated deficit	(34,845)	(43,175)
Total stockholders’ equity	39,943	32,000
Total liabilities and stockholders’ equity	$116,617	$108,769

7

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2019

(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended
	December 31, 2018	December 31, 2019
		(unaudited)

Cash flows from operating activities:
Net loss	$(8,214)	$(8,330)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,500	5,320
Amortization and write-off of special survey costs	133	240
Amortization and write-off of financing costs	386	258
Vessel impairment charge	2,282	-
Gain from debt extinguishment	(4,306)	-
Loss from financial derivative instrument	19	27
Loss on vessel held-for-sale	-	2,756
Bad debt provisions	13	26
Issuance of common stock under the promissory note	-	113
Changes in assets and liabilities:
Inventories	209	306
Trade accounts receivable, net	(1,895)	1,316
Prepayments and other assets	227	(210)
Special survey cost	(588)	(435)
Trade accounts payable	2,499	(274)
Due to related parties	1,277	3,447
Hire collected in advance	422	993
Accrued and other liabilities	(167)	108
Net cash (used in) / provided by operating activities	$(2,203)	$5,661

Cash flow from investing activities:
Advances for ballast water treatment system	-	(47)
Ballast water treatment system installation	(99)	(470)
Net cash used in investing activities	$(99)	$(517)

Cash flows from financing activities:
Proceeds from long-term debt	44,500	-
Repayment of long-term debt	(43,640)	(4,503)
Gross proceeds from issuance of common stock	315	354
Common stock offerings costs	(407)	(23)
Payment of financial derivative instruments	(47)	-
Payment of financing costs	(908)	-
Net cash used in financing activities	$(187)	$(4,172)

Net (decrease) / increase in cash and cash equivalents and restricted cash	(2,489)	972

Cash and cash equivalents and restricted cash at the beginning of the year	6,693	4,204

Cash and cash equivalents and restricted cash at the end of the year	$4,204	$5,176

8

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of December 31, 2019, we were required to maintain minimum liquidity of $3.7 million. Total cash and cash equivalents, including restricted cash, aggregated $5.2 million as of December 31, 2019.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of December 31,	As of December 31,
	2018	2019
Funded debt, net of deferred financing costs	$62,462	$58,217
Promissory Note - related party	5,000	5,000
Total	$67,462	$63,217

Our weighted average interest rate on our total funded debt for the year ended December 31, 2019 was 8.2%.

On November 19, 2018, we filed an amended prospectus supplement with the U.S. Securities and Exchange Commission to sell up to $3.675 million of common shares through an At-the-Market (“ATM”) offering or similar direct placement. During the year ended December 31, 2019, we sold 214,828 newly issued common shares under this program to raise $0.4 million at an average gross price of $1.65/share.

On May 14, 2019, we entered into a second amendment to the Amended & Restated Promissory Note to the outstanding $5.0 million unsecured promissory note (the “Note”) issued to Maritime Investors Corp., an affiliate controlled by Mr. Valentis, which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with Entrust Global in September 2023, b) January 15, 2024 and c) repayment of any Paid-In-Kind interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate is effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, at our option, we may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. During year ended December 31, 2019, we issued 95,262 of common shares to pay for the interest charged on the Note.

At December 31, 2019, we had a total of 21,370,280 common shares issued and outstanding of which Mr. Valentis beneficially owned 80.2%.

On November 13, 2019, we formally began the sale process for Pyxis Delta. At that date, we concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held-for-sale” were met. As at December 31, 2019, the amount of $13.2 million was separately reflected in Vessel held-for-sale on the consolidated balance sheet, representing the estimated fair market value of the vessel based on the vessel’s sale price, net of costs to sell. The difference between the estimated fair value less costs to sell the vessel and the vessel’s carrying value (including the unamortized balance of its associated dry-docking cost), amounting to $2.8 million, was recorded in the year ended December 31, 2019 and classified as Loss on vessel held-for-sale. On January 16, 2020, we completed the sale and the net proceeds were applied to repay $5.7 million of bank debt and the balance to improve working capital.

9

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Interim Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three Months Ended		Year Ended
(In thousands of U.S. dollars)	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(3,440)	$(3,581)	$(8,214)	$(8,330)

Depreciation	1,381	1,234	5,500	5,320

Amortization of special survey costs	45	52	133	240

Interest and finance costs, net	1,458	1,401	4,490	5,775

EBITDA	$(556)	$(894)	$1,909	$3,005

Gain from debt extinguishment	-	-	(4,306)	-

Loss from financial derivative instrument	31	-	19	27

Vessel impairment charge	739	-	2,282	-

Loss on vessel held-for-sale	-	2,756	-	2,756

Adjusted EBITDA	$214	$1,862	$(96)	$5,788

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

10

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended		Year Ended
		December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Eco-Efficient MR2: (2 of our vessels)
	TCE	11,124	14,786	10,524	14,337
	Opex	5,716	6,179	5,962	5,872
	Utilization %	96.2%	100.0%	91.8%	100.0%

Eco-Modified MR2: (1 of our vessels)
	TCE	13,648	14,369	12,383	13,410
	Opex	6,714	6,575	6,505	6,813
	Utilization %	85.9%	100.0%	86.6%	99.1%

Standard MR2: (1 of our vessels)
	TCE	8,428	13,849	8,887	13,115
	Opex	6,473	6,585	6,039	6,092
	Utilization %	80.4%	100.0%	91.0%	99.7%

Small Tankers: (2 of our vessels)
	TCE	5,883	6,624	5,844	5,860
	Opex	5,087	5,130	5,122	5,150
	Utilization %	71.2%	72.3%	72.6%	68.1%

Fleet: (6 vessels)
	TCE	9,634	12,371	9,163	11,756
	Opex	5,799	5,963	5,785	5,825
	Utilization %	83.5%	90.8%	84.3%	89.0%

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Conference Call and Webcast

We will host a conference call to discuss our results at 8:30 a.m., Eastern Time, on Friday, March 20, 2020.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Friday, March 27, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/2154334/17CDAB25330437FA36A2413D3A63C90C

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call. The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of March 18, 2020)

			Carrying			Charter	Earliest
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$15,350	March 2020
Pyxis Theta [3]	SPP / S. Korea	MR	51,795	2013	Time	$15,375	May 2020
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$15,500	April 2020
Northsea Alpha [4]	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta [4]	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

1)	Charter rates are gross and do not reflect any commissions payable.
2)	In April, 2020, the Pyxis Epsilon is scheduled for her first dry-docking with expected off-hire of 25 days and estimated cost of $1 million, including installation of Ballast Water Treatment System.
3)	We have granted the charterer of the Pyxis Theta an option to extend the one-year time charter for an additional 12 months (+/- 30 days) at a gross charter rate of $17,500/d.
4)	Northsea Alpha & Northsea Beta are scheduled to have their special surveys during the second quarter of 2020 with expected off-hire 20 days per vessel and cost of $0.35 million each.

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Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “potential,” “likely” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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